October 1, 2007

Mr. Daniel Morris

Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	The Boeing Company

Definitive 14A

Filed March 23, 2007

File No. 001-00442

Dear Mr. Morris:

This letter sets forth the responses of The Boeing Company (the “Company”) to the Staff’s comments relating to the Company’s proxy statement (the “2007 Proxy Statement”), contained in your letter dated August 21, 2007 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter. Each response addresses the specific question posed and, where appropriate, commits to actions in future filings.

Role of Executive Officers and the Compensation Consultant, page 12

Comment No. 1

You indicate that “management” makes recommendations regarding the compensation of certain executives. Identify the persons encompassed by the term “management” and the resources, such as consultants, available to “management” in making its recommendations. Refer to Item 402(b)(2)(xv) of Regulation S-K. In addition, you state that management “provides perspectives of the business and needs” of the company. Please revise to clarify and explain.

Response to Comment No. 1

In future filings, the Company will revise this discussion to identify “management” by title and the resources available to management, and to clarify and explain the information on which management bases its recommendations. This disclosure will describe that (i) management consists of the Chief Executive Officer (“CEO”), Senior Vice President, Human Resources and Administration, and Vice President, Compensation and Benefits, (ii) management considers external market data provided to it by the Compensation Committee’s compensation consultant at the Committee’s direction, and (iii) management bases its recommendations on a review of the current business environment, critical skills desired by the Company, internal pay comparisons, and external market data.

October 1, 2007

Executive Officers, page 12

Comment No. 2

Please expand your discussion of the compensation committee’s differing responsibilities with respect to setting Chief Executive Officer and senior executive compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Response to Comment No. 2

In future filings, the Company will expand this discussion to explain the Compensation Committee’s differing responsibilities with respect to setting CEO and senior executive compensation. This disclosure will (i) discuss the Compensation Committee’s practice of reviewing market data and pay tally sheets when reviewing pay recommendations and setting compensation and (ii) clarify that the Committee considers recommendations from the CEO in setting compensation for the named executive officers other than the CEO, but determines the CEO’s compensation without seeking input from management.

Compensation Consultant, page 13

Comment No. 3

Please revise your discussion of the role of your compensation consultant, where appropriate, to more fully address the nature and scope of the consultant’s assignment, including its role in determining and recommending compensation, and any other material elements of the consultant’s functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response to Comment No. 3

In future filings, the Company will revise this discussion to more fully address the nature and scope of the compensation consultant’s assignment. This disclosure will discuss the consultant’s role in recommending compensation and other material elements of the consultant’s functions and will note that the consultant may provide recommendations for consideration by the Compensation Committee but does not determine compensation.

2006 Director Compensation Table, page 17

Comment No. 4

Please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

October 1, 2007

Response to Comment No. 4

The Company hereby confirms that the accounting expense and amounts shown for awards in the stock awards column are equal to the market price of Boeing stock multiplied by the awarded number of shares on the grant date. There are no assumptions that affect the valuation. The methodology for valuing the awards in the stock awards column is fully disclosed in the 2007 Proxy Statement, specifically in footnote 9 on page 17 and the paragraph titled Stock-Based Compensation on page 19. The Company’s Form 10-K does not contain a specific discussion of nonemployee director retainer stock unit awards because there are no assumptions and such awards are immaterial to the financial statements, footnotes to the financial statements, and Management’s Discussion and Analysis.

Market and Benchmarking Position, page 26

Comment No. 5

You have identified twenty-four industry group peers that you have relied upon for benchmarking purposes. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response to Comment No. 5

In future filings, the Company will disclose whether it benchmarks different elements of compensation against different benchmarking groups and if so where it targets each element. This disclosure would describe that, for example, in 2006, the Company targeted the market median position for total direct compensation and for each element of total direct compensation.

The Company will also disclose where actual payments fall within the targeted parameters and explain why, to the extent actual compensation was outside a targeted parameter. For example, in 2006, actual annual and long-term incentive compensation received was at or above the targeted range as a result of above-target financial performance achieved by the Company.

October 1, 2007

Determination of Executive Compensation, page 27

Comment No. 6

Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion & Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, your discussion does not appear to adequately address the contributions of the individual named executive officers and why those contributions have been valued in the specified amounts under the annual incentive and performance awards programs. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response to Comment No. 6

In future filings, the Company will expand the analysis of the elements and levels of compensation paid to the named executive officers. This disclosure will describe how market competitiveness determines the different forms of compensation (base salary, annual incentive, long-term incentive) and that all named executive officers are treated the same with respect to the factors and considerations applied to determine compensation.

•

With respect to base salary, the disclosure will be expanded to describe that there are no specific weightings for the factors listed on page 27 of the 2007 Proxy Statement (individual competencies, skills, experience and performance, internal equity comparisons and external market practices).

•

With respect to annual incentives, the disclosure will be expanded to describe (i) that there are no specific weightings for the individual performance factors listed on page 28 of the 2007 Proxy Statement (actual performance, value of contribution relative to peers, overall business performance and leadership) and (ii) the average individual performance score. For example, in 2006, the average named executive officer individual performance score was 1.05 (individual scores could range from 0.0-2.0, with a target of 1.0).

•

With respect to long-term incentives, the disclosure will be expanded to describe that our long-term incentive program, which is comprised of a mix of stock options and cash-denominated Performance Awards, has grant guidelines by pay grade, that limited discretion may be exercised by the Compensation Committee within the officer pay grade in determining the long-term incentive grants, and that this discretion is based on job scope and impact to the Company.

October 1, 2007

The disclosure will also describe the reasons why the Compensation Committee believes that the amounts paid to the named executive officers are appropriate in light of the various items it considered in making specific compensation decisions. For example, the Committee believes that the amounts paid to each named executive officer in 2006 are appropriate because such amounts were targeted at the middle of the market, and any amount paid in excess of target was because of above-target performance.

The Company believes that with this expanded disclosure, we provide all the material information that is necessary to an understanding of the Company’s compensation policies and decisions regarding the named executive officers in compliance with Instruction 1 to Item 402(b) and how the Company determines the amount for each element to pay in compliance with Item 402(b)(1)(v).

Comment No. 7

You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation (such as base salary and annual incentive compensation) despite disclosure suggesting it is a significant factor considered by the committee. Provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Response to Comment No. 7

The Company believes that the enhanced disclosure it will provide in future filings as described in the response to comment 6 will provide all the material information that is necessary to an understanding of the Company’s compensation policies and decisions regarding the named executive officers in compliance with Instruction 1 to Item 402(b). In addition, we believe it will adequately describe how specific forms of compensation are structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to these items of the Company’s performance and the elements of individual performance and/or contribution that are taken into account, in compliance with Item 402(b)(2)(vii).

Incentive Measures and Goals, page 28

Comment No. 8

You disclose that incentive compensation may be adjusted in the committee’s discretion. For instance, the committee may exclude certain items from its calculation of metrics for the

October 1, 2007

purpose of performance awards. Please more fully address the discretion exercised by the compensation committee with respect to your compensation programs. For instance, when the company fails to meet performance targets may the committee, in its discretion, still choose to award equity or cash bonuses. Alternatively, when objective performance criteria are satisfied what discretion does the compensation committee have to limit (or increase) incentive awards. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Response to Comment No. 8

As noted on page 28 of the 2007 Proxy Statement, the Compensation Committee has the discretion to exclude certain non-recurring items from the calculation of economic profit that are outside the normal course of business, unusual and/or infrequent, and not reflective of the Company’s core operating performance for that period.

In future filings, the Company will more fully address the discretion that may be exercised by the Compensation Committee with respect to our compensation programs to include the following:

•

The Committee does not have the discretion to increase or decrease the Company performance score element of the annual incentive and long-term incentive Performance Awards above or below the level of economic profit performance that has been achieved, or to pay an award if the economic profit performance target has not been met.

•	The Committee has the discretion to determine the individual performance score element of the annual incentive awards. In no event can individual annual incentive awards exceed two times target.

Incentive Performance Measures and Goals, page 28

Comment No. 9

You have not provided quantitative disclosure of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Although you discuss the calculation for economic profit, you have not provided specific discussion of the individual objectives and how they are measured. Please disclose these objectives and clearly explain how your incentive awards are specifically structured around performance goals and objectives, including business results, business unit or functional performance and other factors you mention. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the performance objectives or targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Please also note that to the extent

October 1, 2007

that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response to Comment No. 9

Please note that quantitative disclosure of the annual incentive economic profit target and actual performance levels for the 2006 completed performance year were disclosed on page 29 of the 2007 Proxy Statement.

The Company did not disclose the economic profit target for the three-year Performance Awards granted in 2006 because the Company believes that such disclosure would result in competitive harm such that we may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K. We have prepared a detailed supplemental analysis supporting this conclusion which is set forth in a separate letter that will be submitted simultaneously with this letter.

We respectfully submit to the Staff that the 2007 Proxy Statement adequately discusses the difficulty or likelihood of achieving the undisclosed target levels, including the factors considered by the Compensation Committee and the incentive parameters.

•

On page 28, we disclose the factors considered by the Committee prior to the awarding of performance-based compensation by disclosing that performance levels are set taking into account business conditions, expectations regarding the probability of achievement, and the desire to incorporate a degree of “stretch” to push the Company to achieve a higher level of performance. We also note that specific probabilities of achievement are not assigned to the performance levels and that consistent with our philosophy and approach to setting goals, payouts that are above target will be for superior performance (results that exceeded our business plan).

•

On page 30, we disclose that historical payouts are not available for the long-term Performance Awards because 2006 was the first year for this program, but note that we expect that maximum performance and less than threshold performance would each not occur too frequently (i.e., less than 10% of the time). We also note that the general expectation of the Company is that over the length of a business/economic cycle Performance Award payouts will average close to 100% of target.

October 1, 2007

Summary Compensation Table, page 35

Comment No. 10

As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. McNerney differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

Response to Comment No. 10

In future filings, the Company will provide additional analysis regarding the compensation of Mr. McNerney relative to the other named executive officers. This disclosure will describe that:

•

The Company applies consistent policies for setting the annual pay of the CEO and other named executive officers, with the amount of compensation for an officer varying based on individual factors such as responsibilities, experience and performance, and on peer group pay data.

•

The pay levels for Mr. McNerney, who sets the Company’s strategy and leads the Company in enhancing shareholder value, are higher than other executive officer positions because of his level of responsibility.

•

For Mr. McNerney, the Company made additional equity awards, provided additional retirement benefits and entered into severance and change-in-control arrangements similar to those he had at his prior employer.

Potential Payments Upon Termination or Change in Control, page 46

Comment No. 11

Please include a discussion of the processes and procedures by which the company determined the size and features of the termination and severance packages of its named executive officers. In addition, please disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Refer to Item 402(b)(1)(v) of Regulation S-K.

October 1, 2007

Response to Comment No. 11

In future filings, the Company will enhance its discussion to include how market data is used to determine the size and features of the executive layoff benefit plan and how the arrangement fits into the Company’s overall compensation objectives.

•

The disclosure will describe that for the executive layoff benefit plan described on page 33 of the 2007 Proxy Statement, the Compensation Committee has determined, as a result of ongoing external benchmarking against our peer group, that the current level of benefits provided under the plan, which has been in place since 1997, remains appropriate as part of a comprehensive and competitive compensation program to provide a fair separation package to all executives in the event their jobs are eliminated.

•

The disclosure will also describe that Mr. McNerney’s severance and change-in-control arrangements were reviewed against market data and set by a negotiated employment agreement to attract Mr. McNerney, who had similar arrangements with his prior employer.

Transactions with Related Persons, page 52

Comment No. 12

We believe that your disclosure in this section is too general. Among other things, please provide additional detail regarding the review and approval of related person transactions, including the types of transactions covered and the standards to be applied. Please revise this section to provide the specific disclosure required by Item 404 of Regulation S-K.

Response to Comment No. 12

In future filings, we will provide additional detail regarding the review and approval of related person transactions, including the types of transactions covered and the standards applied. This disclosure will describe that the Company’s legal, financial accounting, technology, treasury and corporate development departments review and update, on a quarterly basis, a listing of related parties and review all types of transactions with these related parties including sales, purchases, transfers of realty and personal property, services received or furnished and borrowings and lendings. This disclosure will also describe the specific standards the Company’s Vice President of Ethics (for executive officers) and the Governance, Organization and Nominating Committee (for executive officers and directors) apply in reviewing and approving any related person transaction or proposed transaction.

October 1, 2007

The Company hereby confirms that it did not have any related person transactions required to be disclosed in the 2007 Proxy Statement.

*    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (312) 544-2802.

Very truly yours,

THE BOEING COMPANY

By	/s/ James C. Johnson
James C. Johnson
Vice President, Corporate Secretary and Assistant General Counsel